Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2002

SGL CARBON Aktiengesellschaft

(Name of registrant)

Rheingaustraße 182
65203 Wiesbaden
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

1. One English-language copy of a press release of the Company dated June 28, 2002.

EXHIBIT 1

PRESS RELEASE SGL CARBON GROUP

SGL Carbon commissions brake disc series production facility

- **World first: large-scale series production of carbon-ceramic brake discs**
- **Current capacity of 35,000 discs / expansion to 250,000 discs planned**
- **Investment costs of €24 million 10 percent below budget**

WIESBADEN, June 28, 2002. The SGL Carbon Group will start large-scale production of its carbon-ceramic brake discs as planned on July 1, 2002 in its new, certified factory in Meitingen near Augsburg, Germany. SGL constructed and commissioned the new production facility, which is located at its largest German site, in only 15 months. The Company will present the facility to the public today in the course of a visit by analysts and journalists.

The innovative material used to manufacture the brake discs is a composite made of carbon fiber reinforced silicon carbide (C/SiC). The new brake discs offer a number of advantages – particularly their long life and a reduction in weight of more than 50 percent as against conventional cast-iron discs. Since the discs are rotating unsprung weights, this benefit in fact has a double advantage. The result is improved vehicle dynamics, such as the steering and response of the vehicles' suspension/damping system. The response of the braking system is extremely positive, especially in wet conditions or when the brakes are hot. This means that the braking effect remains the same even under extreme conditions.

Previously, 5,000 brake discs were produced per annum in a pilot plant, but 35,000 discs can now be manufactured in a largely automatic process. SGL Carbon came in 10 percent under budget, with total investments for the facility amounting to € 24.3 million. The company will decide in 2004 whether to expand the facility to handle up to 250,000 brake discs, depending on the product's market penetration and general economic developments. If resolved, this increased capacity would come on stream successively between 2006 and 2008. Given the advances in the technology achieved in the mean

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

time, such an expansion would require less than the original € 50 million originally budgeted.

SGL Carbon developed the carbon-ceramic brake disc together with Porsche and produced a market-ready version in 2000. Porsche is currently using this high-end product as the standard in its top-of-the-range model 911 GT2, and will also offer the brake discs as custom fittings for its 911 Turbo starting with the next model year. In addition, SGL Carbon is currently working together with a number of well-known European luxury and sports car manufacturers to prepare for the brake disc's use in joint development or series production projects.

"By 2006/2007 we aim to generate around €80 to €100 million in annual sales revenue with the new brake discs, as opposed to €10 million in the current year," said Robert Koehler, Executive Committee Chairman of SGL Carbon, introducing the new facility. "In the medium term, our goal is for SGL Technologies to generate roughly 25 percent of total SGL Carbon Group sales revenue. This business unit, which has been set up systematically since 1997/98, comprises not only our carbon ceramic brake discs but also other high-margin growth areas."

<u>Important note:</u>

This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures based on currently available information. Actual future results and trends may differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties concerning the investigations by the North American and European antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

<u>For further information, please contact:</u>

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 (0) 6 11 / 60 29 105 // Fax: +49 (0) 6 11 / 60 29 101
Mobile +49 (0) 170 / 540 2667 // stefan.wortmann@sglcarbon.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: June 28, 2002

By: ______________________

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: ______________________

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management